RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com



July 3, 2010

Exemption No: 82-35008

Mr Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 3, 2010 sent to Bombay Stock Exchange Limited and National Stock Exchange of India Limited along with Quarterly Compliance Report as per Clause 49 of the Listing Agreement entered into with the said Exchanges for the quarter ended June 30, 2010.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 3, 2010

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended June 30, 2010

Pursuant to Clause 49 of the Listing Agreement entered into with the Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended June 30, 2010.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary



Encl: As above

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

July 3, 2010

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sir,

Sub: Compliance Report on Corporate Governance for the quarter ended June 30, 2010

Pursuant to Clause 49 of the Listing Agreement entered into with the Stock Exchanges, we submit herewith Compliance Report on Corporate Governance for the quarter ended June 30, 2010.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Quarterly Compliance Report on Corporate Governance

Name of the Company: Reliance Infrastructure Limited
Quarter ending on: June 30, 2010

Particulars	Clause of Listing Agreement	Compliance status (Yes / No / N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	NA	
(C) Board Disclosures	49 (IV C)	Yes	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	Yes	
(E) Remuneration of Directors	49 (IV E)	Yes	
(F) Management	49 (IV F)	Yes	
(G) Shareholders	49 (IV G)	Yes	
V. CEO / CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	

For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

July 3, 2010

